TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES DRILLING PROGRAM TO COMMENCE AT
WEST RIDGE GOLD PROSPECT, FAIRBANKS, ALASKA

For Immediate Release: February 23, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) announces that drilling on the West Ridge commences next week. The Alaska Division of Mining Land and Water Management has approved a total of 15 holes in the drilling permit. The goal is to test the intrusive target on the West Ridge, Old Glory gold zone.

Pad sites for the obvious intrusive drill targets are now being constructed. The first three holes will be targeted within the intrusive and angled to the north and south to test a multi-element soil and trench rock anomaly discovered in 2003. Our consultant, Avalon Development Corp., advised that the remaining 10 to 12 holes go into the intrusive target with multiple holes drilled from a single pad enabling cross section determination and the estimation of potential resources more quickly.

The property is located in the Tintina Gold Belt where a total of 24 million ounces of gold have been discovered in eight separate deposits. Teryl Resources Corp. discovered an intrusive mass on the Old Glory zone, which intersected a highly oxidized zone containing up to 2.98 grams of gold per ton (0.1 ounces of gold per ton). Previous ground magnetic work over the intrusive in Trench 3 extends the target area at least 700 feet south of the end of the trench, in an area where high gold-in-soil values were discovered by last year's soil auger drill program.

The West Ridge Property is 100% owned by Teryl Resources Corp. and is less than 8 kilometers from Kinross’s original 4 million ounce gold deposit. The West Ridge is adjacent to the producing True North gold deposit with a road only 2 kilometers from the West Ridge property. This road leads to the producing Kinross Fort Knox Mill, which is currently processing 40,000 tons daily of ore grading approximately 0.03 ounces per ton, for daily production of approximately 1,200 ounces of gold.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.